September 28, 2022

    A.) Item# 18 and Schedule A – Updated Principals

- Cheryl Boucher (Added)
- Biswarup Chatterjee (Added)
- Vishal Suresh Khandelwal (Added)
- Ross Callan (Removed CFO title)

    B.) Disclosure: Added disclosure Case Number 5238/2022 as per 7R.